

Andres Acosta M.D., Ph.D.

Physician Scientist, Serial Entrepreneur, Obesity - Diabetes
Expert

Rochester, Minnesota

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 **Phenomix Sciences**

 **University of Florida**

 **See contact info**

 **500+ connections**

Experience



Founder

Phenomix Sciences

2017 – Present · 1 yr
Rochester, Minnesota Area

Phenomix Sciences is an early stage startup providing healthcare solutions that will enable
personalized management of chronic diseases with better efficacy, fewer side effects, and
lower costs. Our approach is based on a phenotype-driven multi-level "omics" platform
supported with deep learning technology to identify chronic disease sub-types in order to
individualize therapy selection and enhance treatment outcomes. Our first product is a novel
blood-based test expected to launch in early 2019 and will accurately predict the sub-type of
obesity which can be used to guide the selection of an appropriate therapy or medical
intervention. Initial data from two randomized trials demonstrates that phenotype-... See more



Mayo Clinic

6 yrs 5 mos

 **Assistant Professor**
Oct 2014 – Present · 4 yrs 2 mos

 **Gastroenterology and Hepatology Fellow**
Jul 2012 – Dec 2015 · 3 yrs 6 mos
Rochester, Minnesota Area

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Founder

Gila Therapeutics, Inc.

May 2014 – Present · 4 yrs 7 mos
Rochester, MN



Obesity and Metabolism Consulting

Andres Acosta Consulting

Jul 2009 – Present · 9 yrs 5 mos

I provide consulting services in Obesity and Metabolism. Past and current clients include
Pharmaceutical companies and scientists.





















University of Florida - Shands Hospital

University of Florida - Shands Hospital
5 yrs 11 mos

Internal Medicine Residency
Jul 2009 – Jun 2012 · 3 yrs
Gainesville, Florida Area

Obesity and Metabolism Expert
May 2009 – Jun 2012 · 3 yrs 2 mos
Gainesville, Florida Area

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Education

University of Florida

University of Florida
PhD, Physiology and Obesity
2006 – 2009
Activities and Societies: Alpha Omega Alpha

Universidad San Francisco de Quito

Universidad San Francisco de Quito
Doctor of Medicine (M.D.), Medicine
1999 – 2006
Activities and Societies: Magna Cum Lauden

Volunteer Experience

IFMSA

Member
IFMSA
Jul 2004 – Jul 2006 • 2 yrs 1 mo
Health

Equal Access Clinic

Volunteer
Equal Access Clinic
Aug 2006 – Jun 2012 • 5 yrs 11 mos
Health

Skills & Endorsements

Diabetes · 21
Endorsed by **4 of Andres' colleagues at University of Florida**

Clinical Research · 19
Endorsed by **Lijun Jin (Managing Editor of Hepatoma Research journal), who is highly skilled at this**
Endorsed by **2 of Andres' colleagues at Mayo Clinic**

Cell Culture · 13
Endorsed by **Lisa Stow, who is highly skilled at this**
Endorsed by **3 of Andres' colleagues at University of Florida**

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Recommendations







Received (2) Given (1)

Enrique Ehrlich
Enrique Ehrlich
Socio en Ehrlich Hnos
February 17, 2015, Enrique was a client of Andres'

Me resultó una excelente consulta con mucha atención y dedicación.

Søren Uhre
Søren Uhre
HR and Finance Manager at Médecins Sans Frontières Belgium
January 29, 2009, Søren reported directly to Andres

I worked with Andres when volunteering for IFMSA-Ecuador. My function was being the left hand of Andres during his tenure of President of IFMSA-Ecuador. I worked closely with the Executive Board in general and Andres Acosta in particular.

I know Andres as an extremely hardworking person both regarding his studies and his organizational work. Andres is always 100 % dedicated to what he does. Andres has excellent analytical and leadership skills. Andres always gets the job done and he is able to lead the way and motivate others to follow him in a seldom seen way. I would love to work with Andres again!